Filed Pursuant to Rule 424(b)(3)

Registration No. 333-248711

Supplement to

Proxy Statement/Prospectus Dated November 6, 2020

ARKO Corp.

This proxy statement/prospectus supplement (this “Supplement”) supplements the proxy statement/prospectus dated November 6, 2020, as supplemented on November 19, 2020 (the “Proxy Statement/Prospectus”), that was mailed by Haymaker Acquisition Corp. II to its stockholders on or about November 6, 2020 in connection with the proposed business combination among Haymaker Acquisition Corp. II, a Delaware corporation (“Haymaker”), ARKO Corp., a Delaware corporation (together with, unless the context otherwise requires, its consolidated subsidiaries for periods following the Business Combination (“New Parent”)), Punch US Sub, Inc., a Delaware corporation (“Merger Sub I”), Punch Sub Ltd., a company organized under the laws of the State of Israel (“Merger Sub II”), and ARKO Holdings Ltd., a company organized under the laws of the State of Israel (“Arko”). Capitalized terms used in this Supplement and not otherwise defined herein have the meanings specified in the Proxy Statement/Prospectus.

This Supplement is not complete without the Proxy Statement/Prospectus. This Supplement should be read in conjunction with the Proxy Statement/Prospectus and is qualified by reference thereto, except to the extent that the information in this Supplement updates or supersedes the information contained in the Proxy Statement/Prospectus.

You may access additional information about New Parent, including the Proxy Statement/Prospectus, on the U.S. Securities and Exchange Commission’s website (www.sec.gov).

SEE “RISK FACTORS” ON PAGE 47 OF THE PROXY STATEMENT/PROSPECTUS FOR FACTORS YOU SHOULD CONSIDER IN CONNECTION WITH THE BUSINESS COMBINATION.

The date of this Supplement is December 3, 2020.

SUPPLEMENTAL DISCLOSURES TO DEFINITIVE PROXY STATEMENT/PROSPECTUS

Haymaker and New Parent believe that the disclosures set forth in the Proxy Statement/Prospectus comply with applicable law. However, in order to avoid the nuisance and possible risk and expense inherent in disputes concerning plaintiffs’ disclosure claims, and to provide additional information to Haymaker’s shareholders, Haymaker and New Parent have determined to voluntarily supplement the Proxy Statement/Prospectus with the supplemental disclosures set forth below. Nothing in the supplemental disclosures shall be deemed an admission of the legal necessity or materiality under applicable laws of any of the disclosures set forth herein.

You are encouraged to read carefully this entire supplement and the entire Proxy Statement, including the Annexes and the other documents to which this Supplement or the Proxy Statement/Prospectus refers, because the information in this Supplement does not provide all information that might be important to you.

The disclosures in the definitive proxy statement in (a) the answer to the question “What equity stake will current Haymaker stockholders, Arko shareholders and GPM Minority Investors have in New Parent after the Closing?” in the section “Questions and Answers About the Business Combination” on page 9, (b) the section “Summary of the Proxy Statement/Prospectus—Ownership of New Parent After the Closing” on page 39, and (c) the section “Security Ownership of Certain Beneficial Owners and Management” beginning on page 267 are supplemented as follows:

By adding the following new paragraph at the end of each of the above-referenced sections:

The number of shares and percentage interests set forth in the tables above are based on certain hypothetical scenarios related to, as described above, consideration elections and redemptions. The actual outcome of the consideration elections and redemptions is dependent on the actions of third parties and, accordingly, is outside of our control. For that reason, we are unable to predict the likelihood of a particular outcome.

The disclosure in the definitive proxy statement in the section “Information About Haymaker— Legal Proceedings” on page 235 is supplemented as follows:

By amending and restating the text of such section as follows:

On November 13, 2020, an alleged Haymaker stockholder filed a complaint in the Supreme Court of the State of New York, New York County, on behalf of himself and other similarly situated stockholders, against Haymaker and the members of its board of directors, styled Bushansky v. Haymaker Acquisition Corp. II, et al., Index No. 656268/2020 (Sup. Ct., N.Y. Cty.). The complaint asserts that the Haymaker board of directors breached their fiduciary duties to Haymaker and its stockholders and failed to disclose allegedly material information in the proxy statement/prospectus. The complaint seeks an order either requiring corrective and complete disclosures or, in the alternative, enjoining or unwinding the consummation of the proposed Business Combination. We believe that these claims are without merit and intend to appropriately defend against the claims and allegations. Accordingly, we do not expect that these claims will have a material adverse effect on Haymaker or New Parent.

The disclosure in the definitive proxy statement in the section “Proposals to Be Considered by Haymaker’s Stockholders: Proposal No. 1—The Business Combination Proposal—The Business Combination” beginning on page 107 is supplemented as follows:

By amending and restating the fourth paragraph on page 107 under the subsection “The Background of the Business Combination” as follows:

Promptly following the IPO, Haymaker’s officers and directors commenced an active search for prospective businesses and assets to acquire using the Sponsor’s network of investment bankers, private equity firms, consulting firms, legal and accounting firms and numerous other business relationships. Representatives of Haymaker and the Sponsor contacted and were contacted by a number of individuals and entities with respect to acquisition opportunities. As part of this process, Haymaker management considered and conducted an analysis of over 380 potential acquisition targets in a wide variety of industry sectors. The revenues of the potential acquisition targets ranged from approximately $5,000,000 to over $20,000,000,000. Haymaker completed some level of analysis on 58 of those potential targets and entered into non-disclosure agreements with 23 of those potential acquisition targets. Such non-disclosure agreements contained customary terms for a special purpose acquisition company, including confidentiality provisions and use restrictions for information provided by the target and exceptions to such provisions. One of the non-disclosure agreements, involving a public company target, contained a standstill provision, which restricted Haymaker from, among other things, acquiring securities of the potential acquisition target for a specified period of time, and a “don’t ask, don’t waive” provision, which prohibited

Haymaker from requesting that the potential acquisition target waive the standstill restriction. Since most potential acquisition targets were privately held, Haymaker was otherwise not subject to a standstill obligation under the non-disclosure agreements. None of the non-disclosure agreements contained a standstill provision prohibiting a counterparty from acquiring Haymaker securities, provided that the counterparty complied with applicable securities laws.

By amending and restating the last two paragraphs on page 108 under the subsection “The Background of the Business Combination” as follows:

By July 12, 2020, Haymaker had engaged in significant due diligence and detailed discussions directly with senior executives and/or shareholders of 15 target businesses (including Arko), including target businesses in the media, consumer products, gaming, leisure and restaurant industries. Of those 15 target businesses, Haymaker executed four indications of interest and two letters of intent (including Arko) with respect to potential business combination targets (other than Arko) in the leisure and media industries with equity values ranging from $675 million to $2.4 billion (based on preliminary diligence and valuation analysis conducted by Haymaker). The other transactions did not proceed for a variety of reasons, including concerns regarding valuation and public-company readiness.

On July 12, 2020, with the approval of the board of directors of Haymaker, Christopher Bradley, Chief Financial Officer of Haymaker, executed and delivered the non-binding letter of intent to Arko and GPM, which was accepted and agreed upon as of such date. The non-binding letter of intent was based on an enterprise valuation of GPM of approximately $1,500,000,000 (excluding Empire) and provided for an exclusivity period until August 4, 2020, subject to extension unless a party gave timely notice of termination. In determining the enterprise valuation of GPM, Haymaker considered factors such as GPM’s historical financial results, 2020 and 2021 outlook, financial plan, debt structure and asset base, as well as valuations and trading of selected publicly traded companies and valuations of selected merger and acquisition targets. For more information about Haymaker’s board of directors’ reasons for recommending approval of the Business Combination, see the “The Business Combination—Haymaker’s Board of Directors’ Reasons for the Approval of the Business Combination,” “—Certain Financial Projections Provided to Haymaker’s Board of Directors,” “—Selected Public Company Analysis” and “—Selected M&A Transaction Analysis.” Because this enterprise valuation of GPM did not include any incremental value in Arko, the non-binding letter of intent also permitted Arko to make a distribution to its shareholders immediately prior to closing equal to Arko’s cash (plus the amount of any outstanding loans from Arko to GPM) in excess of the amount of any Arko debt. The non-binding letter of intent provided for, among other things, the board of directors of the combined company to initially have seven members, with two initially designated by HYAC management. At this point, Haymaker focused exclusively on pursuing the acquisition of Arko and GPM as its initial business combination and began confirmatory due diligence efforts.

By amending and restating the third paragraph on page 110 under the subsection “The Background of the Business Combination” as follows:

During August and through August 30, 2020, DLA and GT exchanged revised drafts of the Business Combination Agreement, the other transaction agreements, and other ancillary documentation related to the Business Combination. The various drafts exchanged reflected divergent views on, among other things, registration rights, the calculation of the amount of Arko’s permitted closing cash surplus payment to its shareholders, the treatment of certain convertible instruments, and certain risk allocation considerations. In accordance with the non-binding letter of intent, Haymaker designated Andrew R. Heyer and Steven J. Heyer to serve as Class III directors of New Parent upon the consummation of the Business Combination. For a description of the aforementioned ancillary agreements, see the section entitled, “Certain Agreements Related to the Business Combination.”

By replacing the sentence “The valuation for GPM implied by the Business Combination was estimated to be ~9x and compared favorably (a 25% discount) to the median M&A transaction multiple of 12.2x for the selected transactions listed above.” on pages 115 – 116 under the subsection “Selected Public Company Analysis” with the following sentence:

Haymaker’s board of directors noted that the enterprise value to estimated 2021 pro forma Adjusted EBITDA and Adjusted EBITDA CAGR for 2016 to 2020 implied under the terms of the Business Combination compared favorably to the comparable companies listed above. Haymaker’s board of directors also noted that net debt to estimated 2020 pro forma Adjusted EBITDA and return on incremental invested capital for 2016 to 2019 implied under the terms of the Business Combination were within the ranges of the comparable companies listed above. Adjusted EBITDA projections were based on the expected future financial performance of GPM as of July 14, 2020 and have not been updated to reflect any changes in the expected future financial performance of GPM since that date.

By adding a sentence on page 116 at the end of the subsection “Selected M&A Transaction Analysis” as follows:

As discussed above, the enterprise value to estimated 2021 pro forma Adjusted EBITDA for GPM implied under the terms of the Business Combination was estimated to be 9x and compared favorably (a 25% discount) to the median M&A transaction multiple of 12.2x for the selected transactions listed above. Adjusted EBITDA projections were based on the expected future financial performance of GPM as of July 14, 2020 and have not been updated to reflect any changes in the expected future financial performance of GPM since that date.

The disclosure in the definitive proxy statement in the section “Management After the Business Combination—Management and Board of Directors” beginning on page 251 is supplemented as follows:

By adding the following sentence at the end of the section as follows:

Haymaker and Arko do not anticipate that any members of Haymaker management will serve as executive officers of New Parent.

The disclosure in the definitive proxy statement in the section “Proposals to Be Considered by Haymaker’s Stockholders: Proposal No. 1—The Business Combination Proposal—The Business Combination— Certain Financial Projections Provided to Haymaker’s Board of Directors” beginning on page 113 is supplemented as follows:

By adding the following new paragraph before the first full paragraph on page 114:

Haymaker’s board of directors did not obtain a third-party valuation or fairness opinion in connection with its determination to approve the Business Combination. Furthermore, Haymaker’s board of directors did not consider or rely on any financial analysis other than the information set forth below. Haymaker’s board of directors believes that based upon the financial skills and background of its directors, it was qualified to conclude that the Business Combination was fair from a financial perspective to its stockholders. Haymaker’s board of directors also determined, without seeking a valuation from a financial advisor, that Arko’s fair market value was at least 80% of Haymaker’s net assets, excluding any taxes payable on interest earned. Accordingly, investors will be relying on the judgment of Haymaker’s board of directors as described above in valuing Arko’s business and assuming the risk that Haymaker’s board of directors may not have properly valued such business.

Certain of the financial information contained in the projections, including Adjusted EBITDA, may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used by Arko or GPM may not be comparable to similarly titled amounts used by other companies. The non-GAAP financial measures used in the projections were relied upon by the Haymaker board of directors in connection with its consideration of the Business Combination. Financial measures provided to Haymaker in this context were not prepared with a view toward public disclosure. As a result, the projections are not subject to SEC rules regarding disclosures of non-GAAP financial measures, which would otherwise require a reconciliation of a non-GAAP financial measure to a GAAP financial measure. In addition, reconciliations of non-GAAP financial measures were not relied upon by, and were not made available to, the Haymaker board of directors in connection with its consideration of the Business Combination.

The disclosure in the definitive proxy statement in the section “Information about Haymaker—Overview” beginning on page 221 is supplemented as follows:

By amending and restating the last paragraph of the section as follows:

In connection with the IPO, we incurred transaction costs of $22,562,030, consisting of $7,000,000 of underwriting fees, $15,000,000 of deferred underwriting fees and $562,030 of other IPO costs. A total of $400,000,000 from the net proceeds of the sale of the Haymaker Units in the IPO and the private placement were placed in the Trust Account, with Continental Stock Transfer & Trust Company acting as trustee. A portion of the deferred underwriting fees, representing a deferred capital markets advisory fee of $3,243,750, will be paid to Stifel upon consummation of the Business Combination.

Pursuant to the terms of an engagement letter between Haymaker and Raymond James, Raymond James agreed to, to the extent requested by the Company, (i) analyze the business and financial condition of Arko, (ii) provide Haymaker with relevant information on the convenience store sector including industry data, relevant comparable companies and/or transactions, operational metrics and competitive positioning, (iii) formulate strategy and evaluate structural alternatives for a possible transaction, (iv) manage communications with Arko, (v) assist in the due diligence process, and (vi) assist in negotiating and consummating a transaction. Additionally, Raymond James agreed to, to the extent requested by Haymaker, assist Haymaker’s management in communicating with Haymaker’s existing equityholders and/or potential new equityholders regarding Arko and the Business Combination, including, but not limited to, facilitating and attending in-person and teleconference meetings between Haymaker and Arko management with existing and potential new equityholders. Haymaker agreed to pay Raymond James a non-refundable cash retainer of $25,000 (which is creditable against the other fees described herein), a non-refundable cash fee of $6,000,000 in the aggregate (subject to (a) a reduction to $5,000,000 in the event the gross amount held in the trust account is less than $300 million after giving effect to redemptions or (b) an increase to $6,500,000 in the event the gross amount held in the trust account is equal to or greater than $400 million after giving effect to redemptions) and certain percentage-based incentive fees related to the amount of shares acquired by fundamental investors introduced to Haymaker by Raymond James and the amount of cash held in the trust account after giving effect to redemptions. Other than the cash retainer, all fees are payable upon the closing of the Business Combination. Haymaker also agreed to reimburse Raymond James for certain expenses and to indemnify Raymond James in the event of certain liabilities arising out of a transaction or the services provided by Raymond James.

Pursuant to the terms of an engagement letter between Haymaker and Stifel, Stifel was retained to act as buy-side financial advisor to Haymaker in connection with the Business Combination. Stifel agreed to review the financial condition and prospects of GPM and any other matters deemed relevant to assist and advise Haymaker in its analysis of the Business Combination, including structural alternatives. Haymaker agreed to pay Stifel, upon consummation of the Business Combination, a cash fee of $1.5 million. In addition, the engagement letter provides for Stifel to receive a portion of certain termination fees, excluding reimbursement of expenses. Stifel also acted as capital markets advisor to Haymaker in connection with Haymaker’s initial public offering and received a capital markets advisory fee in connection with the initial public offering and is entitled to a deferred capital markets advisory fee upon consummation of the Business Combination.

Each of Raymond James and Stifel confirmed to Haymaker that it did not have any known interests in, or relationships with, Arko or its affiliates of which it was aware except for, in the case of Raymond James, its participation in a syndicate of lenders to GPM, and would not otherwise be conflicted in its ability to act as an advisor, in the capacities described above, to Haymaker. Each of Raymond James and Stifel also confirmed that, in the two years prior to its engagement, it had not (except for its engagement in connection with the transactions described herein and, in the case of Stifel, the IPO, and, in the case of Raymond James, its participation in a syndicate of lenders to GPM) been engaged to provide financial advisory or other services to Haymaker or Arko, and had not received any compensation from any of the foregoing during such period. Raymond James and Stifel were engaged to provide, and did provide, capital markets and financial advice to Haymaker and were not engaged for the purpose of providing, and did not provide, a fairness opinion with respect to the Business Combination.